FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

December 8, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on December 8, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On December 8, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that final drill results confirm wide intervals of high-grade copper and precious metal mineralization at NovaGold’s recently optioned Ambler poly-metallic VMS property in northwestern Alaska.

Item Five - Full Description of Material Change

Drilling Confirms Continuity of High-Grade Mineralization at the Arctic Deposit

NovaGold Resources is pleased to announce additional drill results from its 11 hole program at the Company's Ambler project located in northwestern Alaska. Exploration in 2004 focused on verification of the historic resource and development of a comprehensive geologic model for the Arctic deposit. The Arctic deposit is one of several volcanogenic massive sulfide (VMS) deposits occurring on the 35,000 acre (14,000 hectare) Ambler property. The Ambler belt has been largely unexplored since the early 1980's. Although the Ambler project is the earliest stage of the Company’s major projects, management believes that there is excellent potential to both expand the existing resources at the Arctic deposit, as well as identify new high quality targets along the 40 kilometers of favorable volcanic stratigraphy.

The Arctic poly-metallic VMS deposit has an historic Inferred Resource of 36.3 million tonnes of 4.0% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver or 8.0% copper equivalent. Contained metals in the resource total 3.2 billion pounds of copper, 4.2 billion pounds of zinc, 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver. This historical estimate is based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. A key objective of this year’s program was to substantiate the historic results in preparation for an independent resource report as required by NI 43-101.

In addition to drilling 3,000 meters (9,800 feet) this season at Ambler, NovaGold completed extensive detailed structural mapping, along with re-logging and re-sampling of the existing historic core to update and refine the 3D model of the Arctic deposit. This effort included: 1) definition of the structural framework of the mineralization; 2) better definition of both the precious metal distribution and zonation patterns, and 3) definition of the mineralized and alteration packages, in particular quantifying the alteration associated with the higher grade mineralization.

Ongoing modeling suggests that the deposit occurs as at least two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold opening to the southeast. The mineralized horizons in the upper limb of the fold outcrop just below a prominent topographic ridge on the east side of the deposit and roughly parallel the surface topography dipping to the west at approximately 150 meters depth.

In the central part of the deposit, the ore horizons have undergone extensive folding within a structural corridor resulting in thickening of the sulfide-bearing horizons. Drill holes within this northeast-trending “cascade” zone typically contain the thickest mineralized intercepts encountered in the deposit. Mineralization has been intercepted over a 1 kilometer by 1 kilometer area and remains open toward the south, east and northeast. In addition, there is significant potential to increase the resource on the lower limb of the fold where only a few drill holes have been drilled to a depth sufficient to intersect the horizon.

A table titled “2004 Ambler Project – Significant Drill Hole Intercepts” which summarizes all significant intervals in the 2004 program including the final 6 drill holes, some previously unreported intervals recently received from the first 5 drill holes and intervals that were previously released by the Company on October 6th 2004, was included in the release.

Drill holes of special note include AR04-78, 79, 83 and 86 which intersected particularly wide intervals of high-grade mineralization within the “cascade” zone. Eight of the eleven drill holes intersected significant mineralized horizons confirming the overall geologic model for the deposit. Three holes from the program did not intersect significant mineralization, drill hole AR04-81 and AR04-85 which targeted potential extensions of the mineralization to the south and southwest, and AR04-84 which tested a geophysical target 1 kilometer northwest of the Arctic deposit.

A plan map of the drill hole locations along with a schematic cross-section of the new structural interpretation of the deposit is available on the Company's website at www.novagold.net.

Plans for 2005 on the Ambler project include completion of an independent resource estimate utilizing the current and historic drill results, and NovaGold’s updated 3D geologic model, as well as completion of a detailed transportation and power alternatives study for use in an independent preliminary economic assessment study for the project.

The drill program and sampling protocol were under the direction and oversight of qualified person Stan Dodd, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Ambler Project

The Ambler project is located approximately 180 miles southeast of Teck-Cominco’s Red Dog Mine in northwestern Alaska. NovaGold is acquiring a 51% interest in the Ambler property, which contains all the currently reported resources, through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive Feasibility Study.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 9th day of December, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Final Ambler VMS Project Results Continue To Show High Grades

8 December 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

•	Final drill results confirm wide intervals of high-grade copper and precious metal mineralization at NovaGold’s recently optioned Ambler poly-metallic VMS property in northwestern Alaska.

•	Notable intervals from the final 6 drill holes include:

	o	Drill Hole AR04-80 which intersected 6.5 meters grading 3.36% Cu, 0.97 g/t Au, 54.3 g/t Ag, 1.90% Pb, and 7.93% Zn or 9.1% copper equivalent(1);

o
Drill Hole AR04-86 which intersected 3 massive sulfide intervals, the most significant of which cut 12.5 meters of 3.76% Cu, 0.91 g/t Au, 52.4 g/t Ag, 0.58% Pb and 6.01% Zn or 8.0% copper equivalent; and

	o	Drill Hole AR04-87 which intersected an impressive 7.4 meters of 9.65% Cu, 0.73 g/t Au, 108.2 g/t Ag, 1.64% Pb and 10.35% Zn or 16.9% copper equivalent.

Drilling Confirms Continuity of High-Grade Mineralization at the Arctic Deposit

NovaGold Resources is pleased to announce additional drill results from its 11 hole program at the Company's Ambler project located in northwestern Alaska. Exploration in 2004 focused on verification of the historic resource and development of a comprehensive geologic model for the Arctic deposit. The Arctic deposit is one of several volcanogenic massive sulfide (VMS) deposits occurring on the 35,000 acre (14,000 hectare) Ambler property. The Ambler belt has been largely unexplored since the early 1980's. Although the Ambler project is the earliest stage of the Company’s major projects, management believes that there is excellent potential to both expand the existing resources at the Arctic deposit, as well as identify new high quality targets along the 40 kilometers of favorable volcanic stratigraphy.

The Arctic poly-metallic VMS deposit has an historic Inferred Resource of 36.3 million tonnes of 4.0% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver or 8.0% copper equivalent. Contained metals in the resource total 3.2 billion pounds of copper, 4.2 billion pounds of zinc, 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver. This historical estimate is based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. A key objective of this year’s program was to substantiate the historic results in preparation for an independent resource report as required by NI 43-101.

In addition to drilling 3,000 meters (9,800 feet) this season at Ambler, NovaGold completed extensive detailed structural mapping, along with re-logging and re-sampling of the existing historic core to update and refine the 3D model of the Arctic deposit. This effort included: 1) definition of the structural framework of the mineralization; 2) better definition of both the precious metal distribution and zonation patterns, and 3) definition of the mineralized and alteration packages, in particular quantifying the alteration associated with the higher grade mineralization.

Ongoing modeling suggests that the deposit occurs as at least two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold opening to the southeast. The mineralized horizons in the upper limb of the fold outcrop just below a prominent topographic ridge on the east side of the deposit and roughly parallel the surface topography dipping to the west at approximately 150 meters depth.

In the central part of the deposit, the ore horizons have undergone extensive folding within a structural corridor resulting in thickening of the sulfide-bearing horizons. Drill holes within this northeast-trending “cascade” zone typically contain the thickest mineralized intercepts encountered in the deposit. Mineralization has been intercepted over a 1 kilometer by 1 kilometer area and remains open toward the south, east and northeast. In addition, there is significant potential to increase the resource on the lower limb of the fold where only a few drill holes have been drilled to a depth sufficient to intersect the horizon.

Table 1 summarizes all significant intervals in the 2004 program including the final 6 drill holes, some previously unreported intervals recently received from the first 5 drill holes and intervals that were previously released by the Company on October 6th 2004.

Table 1. 2004 Ambler Project – Significant Drill Hole Intercepts

				Widt						Copper
Drill Hole	From	To	Width	h	Gold	Silver	Copper	Zinc	Lead	Equiv(1)
Number	M	M	M	Feet	g/t	g/t	%	%	%	%
Arctic
AR04-78	138.0	145.0	7.0	23.0	0.28	22.1	1.72	1.96	0.38	3.2
	169.0	180.4	11.4	37.4	0.10	17.2	2.12	2.87	0.27	3.9
	211.0	223.0	12.0	39.3	0.93	60.2	3.58	6.05	1.27	8.2
including	214.3	221.4	7.1	23.2	1.32	85.8	4.84	9.83	2.04	12.1
	231.0	247.0	16.0	52.5	1.26	59.6	3.07	4.81	0.72	7.1
including	231.0	239.2	8.2	26.8	2.12	96.6	4.77	8.90	1.37	11.9
Total			46.4	152.2	0.74	43.7	3.76	4.22	0.72	6.0
AR04-79	136.2	163.8	27.6	90.4	2.38	79.1	5.49	7.92	1.28	11.6
	172.0	176.5	4.5	14.9	0.74	100.0	2.91	11.27	3.61	11.3
	182.5	193.0	10.5	34.5	0.70	40.3	2.33	2.36	0.31	4.1
	197.0	203.0	6.0	19.7	0.39	29.2	1.50	0.30	0.10	2.2
Total			48.6	159.5	1.60	64.5	3.96	5.85	1.12	8.9
AR04-80	35.0	41.5	6.5	21.3	0.97	54.3	3.36	7.93	1.90	9.1
AR04-82	123.0	130.3	7.3	24.1	0.47	33.8	2.82	3.33	0.60	5.3
	135.2	139.3	4.1	13.4	0.30	61.3	5.64	6.29	0.88	9.9
Total			11.4	37.5	0.41	42.6	3.82	4.38	0.70	6.9
AR04-83	132.7	136.0	3.3	11.2	0.31	28.9	3.56	3.99	0.65	6.3
	174.3	190.6	16.3	53.5	0.16	27.5	4.02	2.86	0.55	6.0
	262.6	279.0	16.4	53.8	1.14	109.3	3.51	8.09	1.08	9.6
including	267.0	273.0	6.00	19.7	2.70	213.3	5.45	12.73	1.96	16.1
Total			36.0	118.1	0.62	64.8	3.74	5.34	0.80	7.7
AR04-86	165.0	177.0	12.0	39.4	0.19	34.6	1.85	5.23	0.87	5.2
	205.0	209.0	4.0	13.1	0.46	33.0	2.11	1.55	0.10	3.5
	218.7	231.1	12.5	41.0	0.91	52.4	3.76	6.01	0.58	8.0
Total			30.7	100.7	0.90	53.5	2.98	5.31	0.70	6.9
AR04-87	98.8	106.2	7.4	24.3	0.73	108.2	9.65	10.35	1.64	16.9
AR04-88	118.0	132.0	14.0	45.9	0.23	39.8	3.46	3.57	0.56	6.0
Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver US$0.90/lb for copper, US$0.45/lb for zinc, and US$0.35/lb for lead. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

Drill holes of special note include AR04-78, 79, 83 and 86 which intersected particularly wide intervals of high-grade mineralization within the “cascade” zone. Eight of the eleven drill holes intersected significant mineralized horizons confirming the overall geologic model for the deposit. Three holes from the program did not intersect significant mineralization, drill hole AR04-81 and AR04-85 which targeted potential extensions of the mineralization to the south and southwest, and AR04-84 which tested a geophysical target 1 kilometer northwest of the Arctic deposit.

A plan map of the drill hole locations along with a schematic cross-section of the new structural interpretation of the deposit is available on the Company's website at www.novagold.net.

Plans for 2005 on the Ambler project include completion of an independent resource estimate utilizing the current and historic drill results, and NovaGold’s updated 3D geologic model, as well as completion of a detailed transportation and power alternatives study for use in an independent preliminary economic assessment study for the project.

The drill program and sampling protocol were under the direction and oversight of qualified person Stan Dodd, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Ambler Project

The Ambler project is located approximately 180 miles southeast of Teck-Cominco’s Red Dog Mine in northwestern Alaska. NovaGold is acquiring a 51% interest in the Ambler property, which contains all the currently reported resources, through an option agreement with Kennecott Exploration Company and Kennecott Arctic Company, subsidiaries of Rio Tinto plc. NovaGold is manager of the project through to the completion of a final positive Feasibility Study.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company’s Nome, Alaska Operations. NovaGold has 65.7 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.